UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 30, 2020

PIVOTAL INVESTMENT CORPORATION II

(Exact Name of Registrant as Specified in Charter)

Delaware	001-38971	83-4109918
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

c/o Graubard Miller

The Chrysler Building

405 Lexington Avenue, 11th Floor

New York, NY 10174

(Address of Principal Executive Offices) (Zip Code)

(212) 818-8800

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	PIC.U	New York Stock Exchange
Class A common stock, par value $0.0001 per share	PIC	New York Stock Exchange
Redeemable warrants, exercisable for shares of Class A common stock at an exercise price of $11.50 per share	PIC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

As previously announced, Pivotal Investment Corporation II, a Delaware corporation (“Pivotal”), entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) by and among Pivotal, PIC II Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of Pivotal, and XL Hybrids, Inc., a Delaware corporation (“XL”). On September 30, 2020, XL issued a press release summarizing the transactions contemplated by the Merger Agreement. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

Pivotal intends to post a copy of the press release on its investor relations website, www.pivotalic.com, and/or its other social media outlets. XL also intends to post a copy of the press release on its Twitter account @XLFleet.

XL uses, and will continue to use, its website, press releases, and various social media channels, including its Twitter account (@XLFleet), as additional means of disclosing public information to investors, the media and others interested in XL. It is possible that certain information that XL posts on its website, disseminated in press releases and on social media could be deemed to be material information, and XL encourages investors, the media and others interested in XL to review the business and financial information that XL posts on its website, disseminates in press releases and on the social media channels identified above, as such information could be deemed to be material information.

The information set forth under this Item 7.01, including the exhibit attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Additional Information and Where to Find It

IN CONNECTION WITH THE PROPOSED MERGER, PIVOTAL INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) A REGISTRATION STATEMENT ON FORM S-4, WHICH WILL INCLUDE A PROXY STATEMENT/PROSPECTUS, AND CERTAIN OTHER RELATED DOCUMENTS, WHICH WILL BE BOTH THE PROXY STATEMENT TO BE DISTRIBUTED TO PIVOTAL’S STOCKHOLDERS IN CONNECTION WITH PIVOTAL’S SOLICITATION OF PROXIES FOR THE VOTE BY PIVOTAL’S STOCKHOLDERS WITH RESPECT TO THE MERGER AND CERTAIN OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, AS WELL AS OTHER MATTERS THAT MAY BE DESCRIBED IN THE REGISTRATION STATEMENT, AS WELL AS THE PROSPECTUS RELATING TO THE OFFER AND SALE OF THE SECURITIES OF PIVOTAL COMMON STOCK TO BE ISSUED IN THE MERGER. INVESTORS AND SECURITY HOLDERS OF PIVOTAL AND XL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS CONTAINING IMPORTANT INFORMATION ABOUT PIVOTAL AND XL ONCE SUCH DOCUMENTS ARE FILED WITH THE SEC, THROUGH THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. COPIES OF THE DOCUMENTS FILED WITH THE SEC BY PIVOTAL WHEN AND IF AVAILABLE, CAN BE OBTAINED FREE OF CHARGE ON PIVOTAL’S WEBSITE AT WWW.PIVOTALAC.COM OR BY DIRECTING A WRITTEN REQUEST TO PIVOTAL INVESTMENT CORPORATION II, C/O GRAUBARD MILLER, 405 LEXINGTON AVENUE, 11TH FLOOR, NEW YORK, NEW YORK 10174.

THIS CURRENT REPORT AND THE EXHIBIT HERETO ARE NOT A PROXY STATEMENT OR SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION WITH RESPECT TO ANY SECURITIES OR IN RESPECT OF THE PROPOSED TRANSACTIONS AND SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OF PIVOTAL OR XL, NOR SHALL THERE BE ANY SALE OF ANY SUCH SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE OR JURISDICTION.

Participants in the Solicitation

PIVOTAL AND XL AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS, UNDER SEC RULES, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES OF PIVOTAL’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN MORE DETAILED INFORMATION REGARDING THE NAMES AND INTERESTS IN THE PROPOSED TRANSACTIONS OF PIVOTAL’S DIRECTORS AND OFFICERS IN PIVOTAL’S FILINGS WITH THE SEC, INCLUDING PIVOTAL’S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019, WHICH WAS FILED WITH THE SEC ON MARCH 30, 2020. XL AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY ALSO BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF PIVOTAL IN CONNECTION WITH THE MERGER. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO PIVOTAL’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS WILL BE SET FORTH IN THE REGISTRATION STATEMENT FOR THE PROPOSED TRANSACTIONS THAT PIVOTAL INTENDS TO FILE WITH THE SEC, WHICH WILL INCLUDE A PROXY STATEMENT AND PROSPECTUS FOR THE TRANSACTIONS. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE PROPOSED TRANSACTIONS WILL BE INCLUDED IN THE REGISTRATION STATEMENT.

Forward-Looking Statements

THIS CURRENT REPORT AND THE EXHIBIT HERETO INCLUDE “FORWARD-LOOKING STATEMENTS”. ACTUAL RESULTS MAY DIFFER FROM EXPECTATIONS, ESTIMATES AND PROJECTIONS AND, CONSEQUENTLY, YOU SHOULD NOT RELY ON THESE FORWARD LOOKING STATEMENTS AS PREDICTIONS OF FUTURE EVENTS. WORDS SUCH AS “EXPECT,” “ESTIMATE,” “PROJECT,” “BUDGET,” “FORECAST,” “ANTICIPATE,” “INTEND,” “PLAN,” “MAY,” “WILL,” “COULD,” “SHOULD,” “BELIEVES,” “PREDICTS,” “POTENTIAL,” “CONTINUE,” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS.

IN ADDITION TO FACTORS PREVIOUSLY DISCLOSED IN PIVOTAL’S REPORTS FILED WITH THE SEC AND THOSE IDENTIFIED ELSEWHERE IN THIS COMMUNICATION, THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM FORWARD-LOOKING STATEMENTS OR HISTORICAL PERFORMANCE: ABILITY OF THE PARTIES TO SATISFY THE CLOSING CONDITIONS TO THE MERGER, INCLUDING APPROVAL BY STOCKHOLDERS OF PIVOTAL AND XL ON THE EXPECTED TERMS AND SCHEDULE AND THE RISK THAT ANY THIRD-PARTY APPROVALS OR CONSENTS REQUIRED FOR THE MERGER ARE NOT OBTAINED OR ARE OBTAINED SUBJECT TO CONDITIONS THAT ARE NOT ANTICIPATED; DELAY IN CLOSING THE MERGER; FAILURE TO REALIZE THE BENEFITS EXPECTED FROM THE PROPOSED MERGER; THE EFFECTS OF PENDING AND FUTURE LEGISLATION; RISKS RELATED TO DISRUPTION OF MANAGEMENT TIME FROM ONGOING BUSINESS OPERATIONS DUE TO THE PROPOSED MERGER; BUSINESS DISRUPTION FOLLOWING THE MERGER; RISKS RELATED TO XL’S BUSINESS, INCLUDING THE HIGHLY COMPETITIVE NATURE OF ITS INDUSTRY; LITIGATION, COMPLAINTS, PRODUCT LIABILITY CLAIMS AND/OR ADVERSE PUBLICITY; COST INCREASES OR SHORTAGES IN COMPONENTS NECESSARY FOR XL’S PRODUCTS AND SERVICES; PRIVACY AND DATA PROTECTION LAWS, PRIVACY OR DATA BREACHES, OR THE LOSS OF DATA; THE IMPACT OF THE COVID-19 PANDEMIC ON XL’S BUSINESS; AND MACROECONOMIC FACTORS BEYOND PIVOTAL’S OR XL’S CONTROL.

NEITHER PIVOTAL NOR XL UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY LAW. IMPORTANT FACTORS, AMONG OTHERS, THAT MAY AFFECT ACTUAL RESULTS INCLUDE XL’S ABILITY TO EXECUTE ON ITS BUSINESS PLANS AND XL’S ESTIMATES OF EXPENSES AND FUTURE REVENUES AND PROFITABILITY. OTHER FACTORS INCLUDE THE POSSIBILITY THAT THE PROPOSED TRANSACTIONS DO NOT CLOSE, INCLUDING DUE TO THE FAILURE TO RECEIVE REQUIRED SECURITY HOLDER APPROVALS, OR THE FAILURE OF OTHER CLOSING CONDITIONS.

ADDITIONAL INFORMATION CONCERNING THESE AND OTHER RISK FACTORS WILL BE CONTAINED IN THE REGISTRATION STATEMENT ON FORM S-4 AND PIVOTAL’S OTHER FILINGS WITH THE SEC. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS CONCERNING PIVOTAL AND XL, THE PROPOSED TRANSACTIONS OR OTHER MATTERS AND ATTRIBUTABLE TO PIVOTAL AND XL OR ANY PERSON ACTING ON THEIR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS ABOVE. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON ANY FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. NEITHER PIVOTAL NOR XL UNDERTAKE OR ACCEPT ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENT TO REFLECT ANY CHANGE IN THEIR EXPECTATIONS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED, EXCEPT AS REQUIRED BY APPLICABLE LAW.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

99.1	Press Release dated September 30, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 30, 2020	PIVOTAL INVESTMENT CORPORATION II

	By:	/s/ Jonathan J. Ledecky
Jonathan J. Ledecky
Chief Executive Officer

Exhibit 99.1

145 Newton St. Boston, MA 02135

For more information, contact:

Eric Foellmer

Director of Marketing, XL Fleet

617-648-8551

efoellmer@xlfleet.com

XL Fleet to Accelerate Rapid Growth and Expand Fleet Electrification Solutions Through

Proposed Merger with Pivotal Investment Corporation II

Company Intends to List on NYSE as “XL” Upon Deal Completion

BOSTON, September 30, 2020 – On September 18, XL Fleet (“XL” or “The Company”), a leader in vehicle electrification solutions for commercial and municipal fleets, and Pivotal Investment Corporation II (NYSE: PIC) (“Pivotal”), a publicly traded special purpose acquisition company, announced they have entered into a definitive merger agreement. Upon closing, the combined company will be named XL Fleet and is expected to remain listed on the New York Stock Exchange under a new ticker symbol, “XL”, with an anticipated implied enterprise value of approximately $1 billion and no material debt expected to be outstanding.

XL Fleet is a recognized leader in fleet electrification, with over 3,200 commercial and municipal vehicles deployed throughout the US and Canada which have logged over 130 million customer miles driven on the company’s hybrid and plug-in hybrid electric drive systems. Upon closing, the Company is expected to have an additional $350 million of funding, which it plans to invest in the development of new electrification technologies while also expanding into emerging markets outside of North America.

With the capital raised from this transaction, XL intends to fuel significant investments in the development of new products designed to accelerate the fleet industry’s transition from fossil fuels to electrified propulsion. The Company expects to expand its current suite of hybrid and plug-in hybrid solutions for Class 2-6 vehicles to include zero CO2 (e.g., all-electric, hydrogen fuel cell electric) drive systems for a wide range of vehicles, including those in the heavy-duty Class 7-8 vehicle space.

In addition to its electrified powertrain platform, XL provides real-time data monitoring and analytics through its XL Link solution, which it will use in part to continue developing its Electrification-as-a Service suite, featuring a range of EV services including power management, charging infrastructure, and onsite power and storage offerings. XL believes this forward-thinking approach will uniquely position the Company as a full-service provider of electrification solutions as the industry’s demand and capacity for more sustainable vehicles continues to grow.

145 Newton St. Boston, MA 02135

“Fleet electrification as a whole is still in the early stages of development, and there is tremendous untapped opportunity in the years and decades ahead,” said Dimitri Kazarinoff, Chief Executive Officer of XL Fleet. “With the ability to quickly expand our teams, scale our production capacity and fund significant new product investments, we believe we will be well positioned to build on our leadership as a result of our transition to a publicly traded company. More importantly for our customers, that will mean greater access to a wider array of electrified vehicles, services and solutions to help them meet their sustainability goals.”

To review the Company’s September 18 press release and related investor materials, visit www.xlfleet.com/investors. To learn more about XL Fleet’s electrification solutions visit www.xlfleet.com or email sales@xlfleet.com.

About XL Fleet

XL Fleet is a leading provider of vehicle electrification solutions for commercial and municipal fleets in North America, with more than 130 million miles driven by customers such as The Coca-Cola Company, Verizon, Yale University and the City of Boston. XL’s hybrid and plug-in hybrid electric drive systems can increase fuel economy up to 25-50 percent and reduce carbon dioxide emissions up to 20-33 percent, decreasing operating costs and meeting sustainability goals while enhancing fleet operations. XL’s plug-in hybrid electric drive system was named one of TIME magazine’s best inventions of 2019.

For additional information, please visit www.xlfleet.com.

About Pivotal Investment Corporation II

Pivotal Investment Corporation II is a blank check company organized for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities. Pivotal is led by Chairman and CEO Jon Ledecky, a seasoned businessman with over 35 years of investment and operational experience. He has executed hundreds of acquisitions across multiple industries and raised over $20 billion in debt and equity. He is also co-owner of the National Hockey League’s New York Islanders franchise since 2014 and a prior owner of the Washington Wizards and the Washington Capitals. Additionally, Kevin Griffin, the Chief Executive Officer and Chief Investment Officer of MGG Investment Group, LP, serves as a Pivotal director and CEO of Pivotal Spac Funding II LLC, Pivotal’s sponsor. MGG is a private investment firm managing long-term committed capital on behalf of leading endowment, foundation, pension, insurance and high net worth investors globally. Over the course of Mr. Griffin’s 20-year career, he has originated and invested over $4 billion across the capital structure of middle market businesses and has also served on numerous boards of directors. For additional information, please visit https://www.pivotalic.com/

Important Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Pivotal and XL. Pivotal intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus of Pivotal, and certain related documents, to be used at the meeting of shareholders to approve the proposed business combination and related matters. INVESTORS AND SECURITY HOLDERS OF PIVOTAL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY

145 Newton St. Boston, MA 02135

AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT XL, PIVOTAL AND THE BUSINESS COMBINATION. The definitive proxy statement will be mailed to shareholders of Pivotal as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the registration statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Pivotal, XL and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from the shareholders of Pivotal in favor of the approval of the business combination and related matters. Shareholders may obtain more detailed information regarding the names, affiliations and interests of certain of Pivotal’s executive officers and directors in the solicitation by reading Pivotal’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and the proxy statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Pivotal’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement relating to the business combination when it becomes available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this presentation, regarding the proposed business combination, including Pivotal’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management, are forward-looking statements. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. These statements may be preceded by, followed by or include the words “anticipates,” “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Pivotal’s Annual Report on Form 10-K for the year ended December 31, 2019 under Risk Factors in Part I, Item 1A and in Pivotal’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and Pivotal and XL believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither Pivotal nor XL is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Pivotal has filed or will file from time to time with the SEC.

145 Newton St. Boston, MA 02135

In addition to factors previously disclosed in Pivotal’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the parties’ ability to meet the closing conditions to the merger, including approval by stockholders of Pivotal and XL on the expected terms and schedule and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger or the PIPE Offering; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transaction; business disruption following the transaction; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; risks associated with XL’s business, including the highly competitive nature of XL’s business and the market for hybrid electric vehicles; litigation, complaints, product liability claims and/or adverse publicity; cost increases or shortages in the components necessary to support XL’s products and services; the introduction of new technologies; privacy and data protection laws, privacy or data breaches, or the loss of data; and the impact of the COVID-19 pandemic on XL’s business, results of operations, financial condition, regulatory compliance and customer experience.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering in an investment in Pivotal and is not intended to form the basis of an investment decision in Pivotal. All subsequent written and oral forward-looking statements concerning Pivotal and XL, the proposed transactions or other matters and attributable to Pivotal and XL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.